                                                                       EXHIBIT 1

                            ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made the 2nd day of October 1998.

BETWEEN:

CVALIM -The Electric Wire and Cable Company of Israel Ltd. ("Cvalim"), an Israeli company having its headquarters at Migdalei Hakiryon, Kiryat Bialik, 27103, and Dash Cable Industries (Israel) Ltd. ("Dash"), an Israeli company with its principal place of business at Industrial Zone C, Nazaret-Illit, 17000 (together, Cvalim with Dash, hereinafter jointly and severally referred to as "Seller").

AND

Cables of Zion United Works Ltd., an Israeli company having its headquarters in Rishon Lezion.

WHEREAS Seller is engaged in the business of designing, production, marketing, distribution and sale of optical fiber cable, copper and aluminum wire cable and conductors of various types at factories located in Haifa, Bet-Shean, Maalot, Upper Nazareth and Carmiel, and at other properties located in Tel-Aviv (finished goods warehouse) and, Kiryat Bialik (management offices) (the "Cable Business"); and

WHEREAS Seller is willing to sell and the Purchaser is willing to acquire the Assets, as defined in sub-Clause 1.1 below, on the terms and conditions contained in this Agreement so that the Purchaser may, upon closing of the transactions contemplated by this Agreement, continue to operate the Cable Business as a going concern;

Now, Therefore, the Parties Hereby Declare, Agree and Covenant as
Follows:

1.       DEFINITIONS AND INTERPRETATION

         1.1      DEFINITIONS

                  In this Agreement, unless the contrary intention appears:

                  1.1.1 "Assets" means all of Seller's right, title, and interest in, under and to the assets of Seller, whether tangible or intangible, used or held for use in the conduct of the Cable Business wherever such assets are located and whether or not any such assets have any value for accounting purposes, save however the Excluded Assets, and including without limitation, the following:

                             1.1.1.1 all machinery and equipment, spare parts and supplies, motor vehicles, accessories, tooling, tools dies, furniture, including such


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                                        items paid for but not yet delivered to
                                        Seller, including, without limitation,
                                        the items on SCHEDULE 1.1.1.1 (save land and buildings) ("Form 11" "[Alef][Yod] [Samekh][Pe][Vav][Tet]" for accounting purposes) attached hereto and updated as of June 30th, 1998 (the "Equipment");

                             1.1.1.2 all of Seller's inventories, including finished products, samples, work-in process, raw materials (including raw materials in transport or transit), packaging materials, auxiliary materials, spare parts, maintenance materials, supplies, drums and engineer stores (the "Inventory"). A preliminary
                                        Schedule 1.1.1.2 which shall list the
                                        Inventory used by Seller to determine
                                        the Estimated Inventory Adjustment
                                        pursuant to Clause 4.2 shall be
                                        delivered by Seller to Purchaser with
                                        the delivery of the Estimated Inventory
                                        Adjustment.  The final Schedule 1.1.1.2
                                        which shall list the Inventory as of the Closing Date shall be delivered to the Purchaser by Seller fifteen (15) Business Days after the Closing Date.

                             1.1.1.3 subject to Clauses 9.9 and 11.1, all of Seller's rights in and to contracts, arrangements, agreements, rights under existing leases for real properties in Tel-Aviv, Kiryat Bialik, Haifa (Ashbar and Paz leases) and Carmiel (amended according to SCHEDULE 1.1.1.3 hereto), leases for personal properties, transferable licenses and purchase orders for the sale or purchase of goods or services with suppliers and customers;

                             1.1.1.4    all of Seller's correspondence,
                                        engineering, maintenance, operating and
                                        production records, advertising
                                        materials, customer lists, cost and
                                        pricing information, supplier lists,
                                        catalogues, quality control records and
                                        manuals, copies of personnel records and customer credit records, and copies of Seller's records and correspondence in connection with the Cable Business (the "Records"). For the sake of clarity, if Seller requires original of any of the Records, Seller shall only be obliged to supply copies of such Records, however at Purchaser's request, Seller shall make available to Purchaser copies certified by counsel or originals of Records reasonably required by Purchaser for legal or other processes where same is necessary;

                             1.1.1.5 all of Seller's trademarks, trade names, service marks and service names, and registrations and any applications for registration thereof and foreign counterparts thereof and licenses with respect thereto, including, without limitation, those listed in SCHEDULE

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                                        1.1.1.5 (the "Trademarks").  Schedule
                                        1.1.1.5 shall be prepared as of the date hereof and shall be updated by Seller, only for changes occurring in the ordinary course of business, for the Closing Date and incorporated as part of this Agreement;

                             1.1.1.6    all of the Seller's inventions,
                                        discoveries, trade secrets,
                                        improvements, formulae, practices,
                                        processes, methods, technology and know-how, whether or not patented or patentable, including any of the foregoing in the process of development, and any similar proprietary rights and licenses with respect thereto owned by Seller, together with all product specifications, drawings, blueprints, research and development files, records and laboratory books, (the "Know-How"); Trademarks and Know-How are hereinafter collectively referred to as the "Intellectual Property Rights";

                             1.1.1.7 subject to Clause 6, all of Seller's prepaid items and expenses, rights deriving from the Approved Enterprise status of Seller's factories (save (i) grants received by Seller and recorded in its books and (ii) all rights to receive money in respect of grants relating to Approved Enterprises and to the extent such amounts are or were due to Seller on or before the Closing Date relating to performance of its obligations to the Investment Center prior to the Closing Date and recorded in the books of Seller in respect thereof), customer deposits (other than customer deposits that in effect represent payments for products shipped by Seller prior to Closing), rights of offset and credits relating to the Inventory, Equipment or Intellectual Property Rights (other than (i) rights of offset or credits that are respectively deducted from the valuation of Inventory and the calculation of the Inventory Adjustment and (ii) rights of offset or credits relating to Inventory that are compensatory in nature and the amounts related thereto are not reflective of a reduction in the value of the Inventory to which they relate);

                             1.1.1.8 all of Seller's computer and automatic machinery, software, firmware, programs and source disks, program documentation, tapes, manuals, forms, guides and other materials with respect thereto and any licenses and other agreements with respect thereto;

                             1.1.1.9 all of Seller's goodwill and rights in and to the names (A) "Cvalim", (B) "Cvalim -The Wire and Cable Company of Israel

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                                        LTD", (C) "D.A.S.H. Cable Industries
                                        (Israel) Ltd" and (D) "D.A.S.H." and any derivatives of such names;

                             1.1.1.10 casualty insurance proceeds payable as a result of the loss or destruction of any Equipment.

                             Subject to Clauses 9.9 and 12.1 the term "Assets" with respect to any date prior to the Closing Date shall be deemed to refer to the assets of Seller that would constitute the Assets hereunder if Closing were to take place on that date.

                  1.1.2 "Agreement" shall mean this agreement and any Schedule or Appendix attached hereto.

                  1.1.3 "Appendix" means an appendix of Schedule 8.1.1 hereto.

                  1.1.4 "Assumed Liabilities" shall have the meaning set forth in Clause 7.1 hereof.

                  1.1.5 "Assumed Transferred Hedging Transactions" shall mean the hedging, futures and option arrangements or transactions that are to be assumed by Purchaser as set forth on SCHEDULE 1.1.5 hereto.

                  1.1.6 "Assumed Redundancy Payments" shall have the meaning set forth in Clause 11.5 hereof.

                  1.1.7 "Assumed Warranty Obligations" shall have the meaning set forth in Clause 7.4.

                  1.1.8 "Business Day" shall mean a day on which most of the banks in Israel and in the U.S. are opened for business.

                  1.1.9 "Competitive Activity" means any activity involving the carrying on a business in Israel directly or indirectly competitive with the Cable Business.

                  1.1.10 "Closing Date" means the date of Closing determined in accordance with Clause 3.1.

                  1.1.11 "Contracts" shall have the meaning set forth in Clause 8 of Schedule 8.l.1.

                  1.1.12 "Customers' and Suppliers' Backlog shall mean Seller's backlog of suppliers and customers set forth on SCHEDULE 1.1.12 to be attached hereto prior to the Closing in accordance with Clause 9.14.3.

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                  1.1.13     "Damages" shall have the meaning set forth in
                             Clause 8.3 hereof.

                  1.1.14 "Employees" shall have the meaning set forth in Clause 9.4 hereof.

                  1.1.15 "Encumbrances" means debentures, mortgages, charges (fixed or floating), pledges, liens, security interests and other encumbrances.

                  1.1.16 "Environmental Liability" means Damages (whether or not arising out of third-party claims and including amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by Purchaser arising out or based upon (a) environmental conditions occurring, existing or arising prior to Closing, including without limitation, the presence of, Environmental Release of, threat of Environmental Release of or exposure to Hazardous Materials at any property owned, operated or leased by the Seller or in connection with the Cable Business (whether into air, soil, ground or surface waters on or off-site) (" Environmental Conditions"); (b) arising from the off-site transportation, storage, treatment, recycling or disposal of Hazardous Materials generated by the Seller prior to Closing or during the Seller's tenure at any property owned, operated or leased by the Seller or in connection with the Cable Business or (c) any violation by Seller prior to Closing of any Health Safety and Environmental Laws applicable in Israel and in effect on or prior to the Closing Date, provided, however, that Seller shall not be responsible for Damages arising out of or based upon the clean-up or remedy of any pollution or damage to any property under subsections (a) or (b) of this section unless such clean-up or remedy (i) arises out of or is based upon a third-proxy claim or action, or (ii) is required pursuant to Health Safety and Environmental Laws in effect on or prior to the Closing Date.

                  1.1.17 "Environmental Release" shall mean any action or omission whereby any substance is released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape into the air, ground or water.

                  1.1.18 "Estimated inventory Adjustment" shall have the meaning set forth in sub-Clause 4.2 hereof.

                  1.1.19 "Exchange Rate" for any relevant date means the representative rate of NIS to the US$ as published by the Bank of Israel on the relevant date or if such relevant date is not a business day, the last business day prior to such relevant date.

                  1.1.20 "Excluded Assets" shall have the meaning set forth in SCHEDULE 1.1.20 hereto.

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                  1.1.21     "Exempted Amount" shall mean an aggregate amount of
                             US$500,000 which Seller is exempted from satisfying with regard to the indemnities provided both under Clause 7.4 (product warranty claims) and Clause
                             8.6.1 (Seller's indemnities).

                  1.1.22     "Financial Statements" means the
                             consolidated balance sheet, statement of income, changes in shareholders equity and changes of cash flows of the Seller, including the notes related thereto, for the year ended 31 December 1997 (annual audited) and for the period ended 30 June 1998 (interim reviewed), all prepared in accordance with applicable law and Israeli GAAP.

                  1.1.23 "Hazardous Materials" shall mean any hazardous, toxic or polluting materials, substances, wastes, pollutants or contaminants (including, without limitation, petroleum, petroleum products, polychlorinated biphenyls, radioactive materials, asbestos, or asbestos-containing materials, lead) or any material regulated by any Health Safety and Environmental Laws in Israel.

                  1.1.24 "Inventory Adjustment" shall have the meaning set forth in Clause 4 hereof.

                  1.1.25 "Insurance Coverage" shall have the meaning set forth in Clause 18 of Schedule 8.1.1.

                  1.1.26 "Israeli GAAP" means the generally accepted accounting principles as promulgated by the Institute of Certified Public Accountants in Israel as consistently applied by Seller.

                  1.1.27 "LG Agreement" shall mean the agreements between Seller and LG Cable and Machinery Ltd. both dated September 17th 1997 relating to the supply of Super High Voltage Products to IEC and certain Supplementary Technical Assistance committed by LG Cable and Machinery Ltd.

                  1.1.28 "Long Term Financing" shall have the meaning set forth in SCHEDULE 1.1.28 hereto.

                  1.1.29     "NMAC" shall mean the following non-majority
                              associated companies of Seller: (i) H.T.
                              Cable Ltd., (ii)Trans Security and
                              Technological Systems Ltd, and (iii) Eldor
                              Marketing Company Ltd.

                  1.1.30 "Net Estimated Adjustment" shall have the meaning set forth in Clause 4 hereof.


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                  1.1.31     "Net Final Adjustment" shall have the meaning set
                             forth in Clause 4.3 hereof.

                  1.1.32 "Performance Guarantees" shall mean guarantees, letters of credit, performance or bid bonds, progress payment guarantees, down payment guarantees, advance payment guarantees and other similar items listed in SCHEDULE 1.1.32 hereto.

                  1.1.33 "Permits" shall mean all licenses and permits, required under law for the operation of the Cable Business and Assets; the absence of which may materially and adversely affect the Cable Business and/or the Assets.

                  1.1.34 "Properties" shall mean the land and buildings in which the various structures and facilities of the Cable Business are located as set out in SCHEDULE 1.1.34.

                  1.1.35 "Purchase Price" shall mean the aggregate price to be paid by the Purchaser for the purchase of the Assets being US$ 50,000,000 payable in US$ PLUS the Net Final Adjustment.

                             The Purchase Price shall be allocated as follows (subject to the Inventory Adjustment):

                  Inventory - Cvalim and Dash                 US$21,600,000
                  Fixed Assets - Cvalim                       US$27,300,000
                  Fixed Assets - Dash                         US$1,100,000

                  Total                                       US$50,000,000 __________

                  1.1.36 "Redundancy Payments" shall have the meaning set forth in Clause 9.5 hereof.

                  1.1.37 "Retained Liabilities" shall have the meaning set forth in Clause 7.2 hereof.

                  1.1.38     "Schedule" means a schedule to this
                             Agreement.

                  1.1.39 "Super High Voltage Products" shall mean copper conductor, lead-seathed, cross-linked polyethylene insulated power cables, 161 KV 1200 square millimeter conductor size compatible with the technical requirements referred to in the LG Agreement, all as ordered under same agreement.

                  1.1.40     "US$" shall mean United States Dollars.

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                  1.1.41     "Warranties" means the warranties and
                             representations of Seller and/or the
                             Purchaser, as the contest shall so admit;

         1.2      INTERPRETATION

                  In this Agreement, unless the contrary intention appears:

                  1.2.1 words denoting the singular include the plural and vice-versa;

                  1.2.2 words denoting individuals include corporations and vice versa;

                  1.2.3 headings are included for convenience only and shall not affect the interpretation of this Agreement; and

                  1.2.4 reference to time and dates shall be construed in accordance with the Gregorian Calendar.

2.       SALE AND PURCHASE OF ASSETS

         Seller hereby agrees to sell, assign, transfer and convey to the Purchaser and Purchaser agrees to purchase, receive the assignment, transfer and conveyance from Seller for the Purchase Price, the Assets free from all Encumbrances other than the Encumbrances set forth on
         SCHEDULE 2 (Investment Center Charge/s), all in accordance with the terms and subject to the conditions of this Agreement, and Seller agrees to transfer title and to deliver possession of the Assets to the purchaser at Closing.

3.       CLOSING DATE, PURCHASE PRICE AND RELATED MATTERS

         3.1 Subject to the conditions set out in Clause 10 below being fulfilled and subject to Clause 3.2 below, the Closing shall take place at the offices of Zellermayer Pelossof Adv., at 10:00AM on November 30th, 1998 (the
                  "Closing Date").
         3.2 Should the conditions set forth in Clause 10.1.11 (Controller) and 10.1.11 (Contract) not be met before the Closing Date, the Closing Date shall be postponed, to the fifth Business Day following the date all the conditions set forth in Clause 10 are met but not later than December 31st, 1998.

         3.3 This Agreement may be terminated (i) by mutual written consent of Seller and Purchaser, (ii) by Seller or Purchaser, if less than the minimum percentage of stockholders required by law have failed to approve this Agreement at least twenty (20) days before the Closing Date or, if their board of directors will not have approved this Agreement within 20 days, (iii) by Purchaser if the conditions set out in Clause 10 have not been satisfied or waived by Purchaser on or before the Closing Date as may be postponed pursuant to Clause 3.2 above or (iv) by Purchaser or Seller

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                  if Closing shall not have occurred prior to December 31st,
                  1998. Notwithstanding clause (ii) and (iii) of the preceding sentence, Purchaser or Seller, as the case may be, shall not have the right to terminate of this Agreement if the non-fulfillment of a condition is due to the failure of such party to perform its obligations hereunder. If this Agreement is terminated pursuant to the foregoing sentences, the transaction contemplated by this Agreement shall be deemed null and void, and neither party shall have any claim against the other party or its respective officers or directors arising from this Agreement, except damages arising from a breach of this Agreement prior to such date.

         3.4 At the Closing the following shall take place simultaneously:

                  3.4.1 Purchaser shall make the payments referred to in Clause 4 below.

                  3.4.2 Purchaser shall either (i) provide Seller with a copy of an exemption from the Value Added Taxes ("VAT Taxes"), if any, resulting from the sale, assignment or transfer of the Assets or (ii) provide Seller with a cheque dated ten (10) days after the end of the month in which the Closing takes place payable to the Seller for the amount of the VAT Taxes, if any, resulting from the sale, assignment or transfer of the Assets.

                  3.4.3 Seller shall deposit with Purchaser for payment to the Employees the amount of the special transfer bonus provided for in the Special Collective Agreement between Cvalim and the New General Hisdatrut in Bet Shean and the Bet Shean Labor Association dated May 15, 1998, and as applicable to all the Employees, all as provided in SCHEDULE
                             3.4.3 (which will state the terms of Clause 6(a) of said Special Collective Agreement). Upon such deposit of said amount, the payment of said transfer bonus shall become the sole responsibility of Purchaser relating to said liabilities.

                  3.4.4 Each party hereto shall deliver to the other party certified copies of appropriate resolution of the shareholder and/or board of directors of each party required to implement the transactions contemplated by this Agreement, and each party shall provide a legal opinion.

                  3.4.5 Seller shall execute, where required, and/or deliver, inter alia, the following:

                             3.4.5.1 Validly issued VAT Invoice with respect to the Assets and the amounts paid therefor.

                             3.4.5.2 the approvals, consents and discharges referred to in Clause 10.1 below, and

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                             3.4.5.3    A certificate from Seller in the form
                                        attached hereto as SCHEDULE 3.4.5.3
                                        (compliance certificate).

                             3.4.5.4 Seller shall transfer title (ownership or leasehold) free and clear of all Encumbrances (excluding Investment
                                        Center Charges) and deliver possession
                                        of the Assets to the Purchaser and
                                        execute and deliver any document or
                                        instrument reasonably required by
                                        Purchaser to give full effect to such
                                        transactions at the Closing.

                             3.4.5.5 Seller shall deliver to Purchaser a valid certificate exempting the Seller from withholding tax, failing which Purchaser will withhold from the Purchase Price the applicable withholding tax.

                             3.4.5.6 Seller shall deliver to Purchaser a valid certificate from an "authorized officer" under Section 2 of Law of Transactions of Public Bodies
                                        (Enforcement of Bookkeeping and Payment
                                        of Tax Debts) -- 1976.

                  3.4.6 Each Party shall execute and/or deliver to the other any other document or instrument required to be provided hereunder on or prior to the Closing.

4.       CLOSING DATE PAYMENTS ADJUSTMENTS

         On the Closing Date, if the Net Estimated Adjustment is greater than zero, the Purchaser shall (i) pay to Seller the Purchase Price by wire transfer of immediately available funds to the account or accounts designated by Seller in writing at least five business days prior to Closing and (ii) deposit an amount equal to the Net Estimated Adjustment into an escrow account as provided in Clause 5 (the "Escrow Account"). If the Net Estimated Adjustment is less than zero, the Purchaser shall pay, on the Closing Date, to Seller the Purchase Price LESS the amount of the Net Estimated Adjustment.

         If the Purchase Price, as finally determined pursuant to this Clause 4, exceeds the total of the amount paid to Seller at Closing plus any amounts previously distributed to Seller by the Escrow Agent (save amounts distributed to Seller by the Escrow Agent which represent interest) (such excess being the "Purchase Price Excess"), then Purchaser and Seller will direct the Escrow Agent to distribute the amount of the Purchase Price Excess to the Seller together with interest as contemplated by Clause 5 and will direct the Escrow Agent to distribute any remaining amount in the Escrow Account to the Purchaser. If the Purchase Price Excess exceeds the amount remaining in the Escrow Account, then Purchaser will pay to Seller within five days after the date the Purchase Price is finally so determined the amount of such excess, plus interest at the rate of six percent (6%) per annum on such amount accruing since the Closing Date.


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

         If the amount paid to the Seller at Closing plus any amount distributed to Seller by the Escrow Agent exceeds the Purchase Price (such excess being the "Purchase Price Overpayment") then Purchaser and Seller will direct the Escrow Agent to distribute any remaining amount in the Escrow Account to the Purchaser. If the Purchase Price Overpayment exceeds the amount remaining in the Escrow Account, then Seller will pay to Purchaser within five days after the date the Purchase Price is finally so determined the amount of such excess, plus interest at the rate of six percent (6%) per annum on such amount accruing since the Closing Date.

         As used herein:

         "Inventory Adjustment" shall mean the amount equal to the difference (positive or negative) between (x) the GAAP Value of the Inventory (in
         NIS) on the Closing Date determined in accordance with Israeli GAAP plus the Israeli GAAP value of down payments made by Seller on account of Inventory items ordered but not delivered before Closing; and (y) NIS 81,650,000, linked to the Consumer Price Index (with the base index for June 1998 published on July 15, 1998 and the new index being the one to be first published after the Closing Date). The Inventory Adjustment shall be determined in NIS as aforesaid and shall be converted to US$ according to the Exchange Rate on the Closing Date.

         "GAAP Value" shall mean the book value of such item prepared in accordance with Israeli GAAP and calculated using a consistent methodology as noted in the Financial Statements and including the effects, if any, of adjustments for the changes in the general purchasing power of the New Israeli Shekel ("NIS") as measured by the Israeli consumer price index.

         "Net Estimated Adjustment" shall mean the Estimated Inventory Adjustment (as defined in Clause 4.2).

         4.1 On the Closing Date, Seller and Purchaser shall conduct a detailed physical count of the Inventory (the "Physical Count"). The Physical Count shall be conducted with full cooperation through the parties' representatives and shall be certified by the parties' CPA's in a joint protocol as having been conducted in accordance with Israeli GAAP.

         4.2 On or before two days prior to the Closing Date, Seller will provide Purchaser with preliminary Schedule 1.1.1.2 setting forth an estimate of the positive or negative Inventory Adjustment (the "Estimated Inventory Adjustment"). Such written estimate shall set forth the amounts necessary to calculate the Inventory in accordance with Israeli GAAP.

         4.3 Within thirty (30) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the "Final Adjustment Statement") setting forth and detailing the Inventory Adjustment (the sum, positive or negative, of the Inventory Adjustment set forth on the Final Adjustment Statement being the "Net Final Adjustment". The

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

                  Final Adjustment Statement shall be based on amounts prepared in accordance with Israeli GAAP.


         4.4 The Final Adjustment Statement shall be final, binding and conclusive on the parties hereto unless Seller notifies Purchaser in writing fifteen (15) days after the receipt on the Final Adjustment Statement of a disagreement therewith (which notice shall state with reasonable specificity the reasons for any disagreement and the amount in dispute), PROVIDED, that Seller may dispute the amounts on the Final Adjustment Statement only on the basis that the Final Adjustment Statement was not prepared in accordance with this Clause 4 or that the amounts used to prepare the Final Adjustment Statement were not determined in accordance with Israeli GAAP.

         4.5 In the event of such a dispute, Seller and the Purchaser shall attempt in good faith to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive ono the parties. If Seller and the Purchaser are unable to resolve their disputes within twenty
                  (20) days of Sellers' written notice of dispute to the Purchaser, the parties shall submit the items remaining in dispute for resolution to Yizhaq Forer, CPA or another mutually acceptable and recognized independent international accounting with offices in Israel (the "Independent Accountant") and with no affiliation with any of the parties, and withing thirty (30) days after such submission, the Independent Accountant shall determine and report to the parties upon such remaining disputed items, and such report shall be final, binding and conclusive on the parties hereto. The Independent Accountant shall act as an expert and not as an arbitrator. Such determination by the Independent Accountants shall be limited to determining whether the Final Adjustment Statement was prepared in accordance with this Clause 4 or that the amounts used to prepare the Final Adjustment Statement were not determined in accordance with Israeli GAAP. If the Independent Accountant determines that the Final Adjustment Statement was not prepared in accordance with this Clause 4 or that the amounts used to prepare the Final Adjustment Statement were not determined in accordance with Israeli GAAP, the Independent Accountant shall provide to the parties the corrected amounts that should have appeared on the Final Adjustment Statement. The fees and expenses of the Independent Accountant shall be borne by the party whose position is not supported by the decision of the Independent Accountant, unless otherwise determined by the Independent Accountant.

5.       THE ESCROW ACCOUNT

         5.1 On the Closing Date, the amount required to be deposited into an escrow account pursuant to Clause 4 shall be delivered to The Trust Company of the Israel General Bank Ltd. (the "Escrow Agent") which will hold and disburse the Escrow Amount in accordance with this Clause 5. The Escrow Agent shall be instructed to deposit the Escrow Amount in an interest bearing account with the Israel General Bank Ltd.

                  or institutions mutually agreed by Purchaser and Seller. Interest on the entire balance of the Escrow Amount shall be deemed to be part of the Escrow Amount.

         5.2 The amount of the Net Final Adjustment not disputed by Seller pursuant to Clauses 4.4 and 4.5 and any interest on such amount shall be distributed to Seller or Purchaser, as the case may be, upon written notification to the Escrow Agent executed by the Purchaser and the Seller indicating the allocation (between Purchaser and Seller) of the Net Final Adjustment not in dispute. Any amount of the Net Final Adjustment not distributed pursuant to the foregoing sentence and any interest on such amount shall be distributed to Seller or Purchaser, as the case may be, upon (i) written notification to the Escrow Agent executed by the Purchaser and the Seller indicating the allocation (between Purchaser and Seller) of the remaining Net Final Adjustment or (ii) a written determination by the Independent Accountant if Purchaser and Seller are unable to agree as to the allocation of the remaining Net Final Adjustment.

         5.3 The fees and expenses of the Escrow Agent shall be equally borne by the parties.

6.       ALLOCATION OF EXPENSES AND CHARGES

         Save as expressly stated otherwise in this Agreement, all Cable Business operating expenses, including, but not limited to, (a) salary, real and personal property taxes relating to the Assets (b) utility charges, (c) rentals and service charges, (d) financial charges and expenses relating to Performance Guarantees (e) down payments made by Seller to suppliers recorded on the books and records of Seller, (f) other amounts with respect to the Assets that (i) were prepaid by Seller and for which Purchaser shall receive the direct benefit of after Closing or (ii) are to be paid by Purchaser after Closing, shall be prorated in accordance with Israeli GAAP. At Closing, as between Seller and Purchaser, such charges relating to the period and/or performance prior to and including the Closing Date shall be allocated to and be the obligations of Seller and such charges relating to the period and/or performance subsequent to the Closing Date shall be allocated to and be the obligations of the Purchaser. On the Closing Date, such prorations shall be based on actual amounts calculated in accordance with Israeli GAAP (the "Actual Prorated Amounts"), and, to the extent actual amounts are not available, amounts estimated by Seller based on actual amounts for the most recent comparable billing period and calculated in accordance with Israeli GAAP (the "Estimated Prorated Amounts"). Purchaser and Seller shall settle and pay amounts owing to each other based on Actual Prorated Amounts on the Closing Date. At the Closing Date the Estimated Prorated Amounts shall be transferred by Seller or by Purchaser, as the case may be, to the Escrow Agent who shall deposit same in an escrow account (the "Second Escrow Account") as provided below.

         The Escrow Agent will hold the Estimated Prorated Amounts in an interest bearing account with the Israel General Bank or institutions mutually agreed by Purchaser and Seller.

         Interest on the entire balance of the Second Escrow Amount shall be deemed to be part of the Estimated Prorated Amounts.

         When actual amounts become known, the Estimated Prorated Amounts shall be recalculated by Purchaser and Seller, and Purchaser and Seller shall make additional payment, if necessary and as the case may be, to the Escrow Agent so that the corrected prorated amount shall have been paid by each of Purchaser and Seller, as the case may be, promptly after Closing, but in no event later than thirty (30) Business Days after Closing. The amount of the Estimated Prorated Amounts not disputed by Seller or Purchaser and any interest on such amount shall be distributed to Seller or Purchaser, as the case may be, upon written notification to the Escrow Agent executed by the Purchaser and the Seller indicating the allocation (between Purchaser and Seller) of the amount not in dispute.

         In the event of a dispute, Seller and the Purchaser shall attempt in good faith to reconcile their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties. If Seller and the Purchaser are unable to resolve their disputes within twenty (20) days of a written notice of dispute by one party to the other, the parties shall submit the items remaining in dispute for resolution to the Independent Accountant and within thirty
         (30) days after such submission, the Independent Accountant shall determine and report to the parties upon such remaining disputed items, and such report shall be final, binding and conclusive on the parties hereto. The Independent Accountant shall act as an expert and not as an arbitrator. Such determination by the Independent Accountant shall be limited to determining the adjustment of the Estimated Prorated Amounts based on the actual amounts available in accordance with Israeli GAAP. The Independent Accountant shall provide to the parties and the Escrow Agent the corrected amounts. The fees and expenses of the Independent Accountant shall be borne equally by Seller and Purchaser.

         Any amount of the Estimated Prorated Amounts not distributed pursuant to the foregoing sentence and any interest on such amount shall be distributed to Seller or Purchaser, as the case may be, upon (i) written notification to the Escrow Agent executed by the Purchaser and the Seller indicating the allocation (between Purchaser and Seller) of same or (ii) a written determination by the Independent Accountant if Purchaser and Seller are unable to agree as to the allocation of the remaining Estimated Prorated Amounts.

         Amounts payable pursuant to this Clause 6 shall be payable in U.S. Dollars based on the Exchange Rate on (i) the date of each such payment, if such Exchange Rate is known at the time of Closing, or (ii) the Closing Date, if such Exchange Rate is not known at the time of Closing and such amounts shall bear interest at the rate of six percent (6%) on such amount accruing since the Closing Date.

7.       ASSUMPTION OF LIABILITIES

         7.1 At Closing, Purchaser shall assume and agree to be responsible for (i) the liabilities and obligations arising under the terms of the Contracts (as defined in Section 8 of Schedule 8.1.1) and the Long Term Financing pursuant to the terms of
                  Schedule 1.1.28 attached hereto (the "Assumed Contracts") and disclosed on the schedules hereto to the extent such liability or obligation relates to any period after the Closing Date but excluding liabilities and obligations resulting from a breach or default by the Seller prior to the Closing Date; (ii) the liabilities and obligations resulting from a breach or default by Purchaser under the Assumed Contracts, which breach first occurs after the Closings Date, (iii) subject to Clause 7.4, the Assumed Warranty Obligations, (iv) liabilities and obligations deriving from the Approved Enterprise status of Seller's factories, other than liabilities and obligations resulting from Seller's failure to comply with the requirements imposed by the Investment Center on Seller that were required to be complied with on or before the Closing Date, (v) liabilities and obligations under Performance Guarantees maintained by Seller on behalf of Purchaser to the extent such obligations and liabilities arise from or relate to breaches first occurring after the Closing Date, (vi) to the extent disclosed to Purchaser pursuant to Clause __of
                  Schedule 8.1.1, payment obligations under letters of credit issued by Seller relating to raw materials received by Purchaser in the ordinary course of business after the Closing Date and not included in the calculation of the Inventory Adjustment, (vii) the Assumed Transferred Hedging Transactions, (viii) purchase orders for the sale of products to customers or for the purchase of raw materials from suppliers and agreements for other products and services used in the operation of the Cable Business that are (A) outstanding on the Closing Date, (B) which were entered into the ordinary course of business consistent with the past practice of the Cable Business and (C) subject to Clause 9.15, which are not required to be disclosed on the Schedules to this Agreement and (ix) the Assumed Redundancy Payments (collectively, (i), (ii), (iii), (iv), (v), (vi), (vii),
                  (viii) and (ix), the "Assumed Liabilities"). The Assumed Liabilities shall exclude any liabilities and obligations arising under contracts the assignment of which pursuant to this Agreement is not consented to by the other parties to same contracts, in which case such liabilities shall be deemed part of the Retained Liabilities, only to the extent that Purchaser was unable to act in accordance with Clause 11.1 (a) due to limitation contained in the terms of such contracts.

         7.2 Other than the Assumed Liabilities, Purchaser shall not assume or be obligated to pay, perform or otherwise assume or discharge any obligations, liabilities or claims, including, without limitation, tax liabilities, product liability claims, warranty claims, Environmental Liabilities (subject to Clause
                  7.5 below), Redundancy Payments which are not transferred pursuant to Clause 9.5 herein, employee claims and any claims on SCHEDULE 7.2, whether due or become due, whether accrued, whether or not related to the Cable Business and whether direct or indirect, known or unknown, or absolute, contingent or otherwise existing on the Closing Date or arising out of any transactions entered into or state of facts existing, or the use, ownership, possession or operation of the Assets or conduct of the Cable Business, prior to the Closing Date (all such liabilities and obligations being "Retained Liabilities").

         7.3 Purchaser shall be responsible for the liability and obligations first arising after the Closing Date out of the use, ownership, possession or operation of the Assets or the conduct of the Cable Business by Purchaser after the Closing Date, but excluding the Retained Liabilities. Without limiting the generality of the foregoing, if Inventory, or any partial order for Inventory, is received after the Closing Date and the cost of such Inventory (including, freight, customs and insurance) is included in the calculation of the Inventory Adjustment, then Seller shall remain obligated to discharge any payment obligations (including freight, customs, and insurance) relating to such Inventory.

         7.4 If, following the Closing Date, any customer of Seller makes a valid product warranty claim with respect to defective product shipped by Seller prior to the Closing Date, Purchaser shall have the right and obligation (the "Assumed Warranty Obligation") to satisfy Seller's warranty obligation for such defective product. Seller shall promptly reimburse Purchaser's cost incurred in satisfaction of such warranty claims, subject to the Exempted Amount.

         7.5 The Seller shall be liable for, perform, pay and discharge, when due, the Retained Liabilities. Notwithstanding the aforesaid, Environmental Liabilities which although arising out of or based upon Environmental Conditions first occurring, existing or arising prior to the Closing Date, but are then exacerbated or aggravated by activities of the Purchaser after the Closing Date, shall be pro rated between the parties according to general principles of tort law.

8.       WARRANTIES

         8.1 (a) Seller hereby represents and warrants to the Purchaser that, save as expressly excepted in this Agreement and the relevant Schedules hereto, each of the statements made in SCHEDULE 8.1.1 hereto is correct and complete.

                  (b) Purchaser hereby represents and warrants to the Seller that save as expressly excepted in this Agreement, each of the statements made in subclauses (i) through (vi) herein are correct and complete:

                             (i) The Purchaser has the corporate power and full corporate authorization to enter into this Agreement and to fulfill its obligations with respect thereto.

                             (ii) Except as disclosed on SCHEDULE 8.1.2.2 no consent, approval, authorization of, or designation, declaration, notice to or filing with any governmental authority or other persons or entities is required in connection with the execution, delivery or consummation of the transactions contained in this Agreement.

                             (iii) At and after Closing, Purchaser believes that it will have the financial resources to fulfill its obligations under this Agreement and the transactions contemplated hereby.

                             (iv) purchaser recognizes that the Cable Business is conducted in Israel and that it has two primary customers and that the Purchaser is fully aware of the business and economic environment in Israel.

                             (v) Purchaser has not employed, nor is subject to any claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission upon the consummation of the transactions contemplated hereby.

         8.2      All Warranties given by the Seller and the Purchaser:

                  8.2.1 Shall remain in full force and effect as of execution hereof and after the Closing Date, subject to updates pursuant to Clause 9.15 below; and

                  8.2.2 are given as at the date of this Agreement and as at the time of Closing, except Warranties which address matters only as of a particular date which are given as of such date.

         8.3 Seller shall indemnify the Purchaser against and hold it harmless from any and all losses, damages and liabilities (or claims or actions in respect thereof) ("Damages") incurred by Purchaser and arising out of or resulting from any misrepresentation, inaccurate Warranty and/or breach of a Warranty, under this Agreement, including all appendices and schedules attached hereto, any claim asserted with respect to the Retained Liabilities or Seller's failure to perform, pay or discharge the Retained Liabilities when due or any Environmental Liability. If Seller is obligated to indemnify Purchaser hereunder, Seller shall pay the amount to which the Purchaser shall be entitled. If Seller fails to pay all or any part of any indemnification obligation when due, the Seller shall also be obligated to pay interest on the unpaid amount for such day during which the obligation remains unpaid at the rate of 6% per annum together with linkage to the consumer price index for the respective period.

         8.4 Purchaser shall indemnify the Seller against and hold it harmless from any and all Damages incurred by Seller and arising out of or resulting from any misrepresentations, inaccurate Warranty and/or breach of a Warranty, under this Agreement, including all appendices and schedules, any claim asserted with respect to the Assumed Liabilities or Purchaser's failure to perform, pay or discharge the Assumed Liabilities when due. If Purchaser is obligated to indemnify Seller hereunder, Purchaser shall pay the amount to which the Seller shall be entitled. If Purchaser fails to pay all or any part of any indemnification obligation when due, the Purchaser shall also be obligated to pay interest on the unpaid amount for each day during which the obligations remains unpaid at the rate of 6% per annum together with linkage to the consumer price index for the respective period.

         8.5 No claim for indemnification may be brought pursuant to Clause 8.3-8.4 if such claim has been expressly waived in writing by the party seeking indemnification.

         8.6 The following shall be the governing principles for indemnification claims pursuant to Clause 8.3-8.4 of this
                  Agreement:

                  8.6.1 Subject to sub-clauses 8.6.2 and 8.6.3, claims for indemnification pursuant to Clause 8.3 or 8.4 for the inaccuracy or breach of Purchaser's or Seller's Warranties, must be made within a period of twenty four (24) months (the "Time Limit") from the Closing Date. Such claims shall also be subject to the Exempted Amount. Notwithstanding the foregoing, the Time Limit and the Exempted Amount shall not apply to Seller's Warranties in Sections 1, 2, 4, 12 and 19 of Schedule 8.1.1.

                  8.6.2 Except for time limits imposed by law, the Time Limit and the Exempted Amount shall not apply for submitting any claim which is the result of a Warranty which when made by Seller was fraudulent or known to be incorrect.

                  8.6.3 The party (the "Indemnified Party") submitting a claim hereunder shall, within thirty (30) days after the Indemnified Party has knowledge of such claim, notify the other party (the "Indemnifying Party") in writing of the claim for indemnification, and/or of all matters known to the Indemnified Party which are likely to give rise to the right to indemnification hereunder, specifying in detail the basis of such claim, the facts pertaining thereto and, if known, the amount, or an estimate of the amount, of the liability arising therefrom. Failure to provide such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent that the Indemnifying Party has suffered actual prejudice thereby). The Indemnified Party shall provide the Indemnifying Party as promptly as practicable thereafter all information and documentation necessary to support and verify the claim asserted.

                  8.6.4 The Indemnifying Party shall have the right, exercisable upon written notice to the Indemnified Party within thirty (30) days of the receipt from the Indemnified Party of notice of a third party claim in which indemnity may be sought hereunder, to defend and, subject to sub-Clause 8.6.6 below, control the settlement of any third such party claim through counsel of its own choosing at its own expense, PROVIDED (I) the Indemnifying Party agrees in writing to be solely obligated to satisfy and discharge such claim, (ii) except for claims which involve (and continue to involve) solely monetary damage, the defense or settlement of such claim will not, in the reasonable judgment of the Indemnified Party, have any continuing adverse effect on the business of the Indemnified Party, and (iii) the Indemnifying party provides the Indemnified Party with reasonable evidence of the ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that may result. In the event that the conditions described in the foregoing proviso cease to be satisfied, the Indemnifying Party's right to defend any such thirty party claim shall terminate until such conditions are satisfied.

                  8.6.5 The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense the defense of any third party claim which the other is defending as provided in this Agreement.

                  8.6.6 The Indemnifying Party, if it shall have assumed the defense of any third party claim as provided hereunder, shall not consent to a settlement of or the entry of any judgment arising form any such third party claim without the prior written consent of the Indemnified Party if such compromise or settlement (I) commits the Indemnified Party to take, or to forbear to take any action, (ii) does not provide for a complete release by such third party of the Indemnified Party or (iii) includes any statement as to or an admission of fault, wrongdoing, guilt, culpability or failure to act by or on behalf of the Indemnified Party.

                  8.6.7 If the Indemnifying Party does not assume the control of the defense of a third party claim pursuant to sub-Clause 8.6.4, the Indemnified Party shall have the right to defend such third party claim with counsel of its own choosing and reasonably acceptable to the Indemnifying Party (or if such third party claim will be covered by the Indemnifying Party's insurance and the carrier of such insurance policy expressly requires counsel acceptable to it, counsel reasonably acceptable to such insurance carrier) and to settle any third party claim with the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

                  8.6.8 Whether or not the Indemnifying Party chooses to participate in the defense or prosecution of a third party claim, all of the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish all records, information, and testimony, and attend at such conferences, proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

9.       OBLIGATIONS PRIOR TO CLOSING

         From and after the date hereof, and pending Closing, the parties agree that:

         9.1 The Purchaser and Seller shall promptly, with the fullest cooperation between them, and in addition to any other specific matters referred to herein, jointly prepare applications which are required for the transaction contemplated herein to include, without limitation, the applications to the Controller of Restrictive Trade Practices (the "Controller"), the Ministry of the Environment and to the Ministry of Health for the re-issue of permits and licenses, and the Investment Center as referred to in Clause 10.1 below, or which is necessary for the purchase of Assets and conduct of the Cable Business by the Purchaser and will use their best endeavors to obtain such consents, permits, licenses and benefits, or to the extent any such consents have been obtained prior to the date hereof, they will use their best endeavors to maintain until Closing such consents, permits and licenses, including without limitation providing any additional materials or information which may be required in that connection. Seller undertakes to fully cooperate with Purchaser in obtaining an exemption from the VAT Taxes. Seller and Purchaser shall equally share the cost of engaging Prof. Swary to prepare the economic study required to obtain said approval of the Controller and pursue same, estimated at a total of US$ 40,000.

         9.2 Seller undertakes to use its best endeavors to continue operating the Cable Business in the ordinary course consistent with past practice, comply with all existing orders from Seller's customers, promote and market its products and to compete for tenders consistent with past practice. Seller shall promptly notify Purchaser in writing if Seller needs to deviate from said mode of operation. This Clause shall not derogate in any way from Clause 10.2 below and Schedule 8.1.1.

         9.3 Subject to Clause 12.6, Seller shall, at Closing provide duly authorized resolutions authorizing the changes of its and its associated companies names so that the names (A) "Cvalim", (B) "Cvalim -The Wire and Cable Company of Israel LTD", (C) "D.A.S.H Cable Industries (Israel) Ltd" and (D) "D.A.S.H." and any derivatives of such names do not appear in its name or any of its associated company's names (including Barak Cables Holding Ltd.). Seller shall procure that a power of attorney for purposes of name changes, in the form and substance reasonably acceptable to Purchaser, is handed over to the Purchaser at Closing. In addition to its obligations under the preceding sentences above, Seller shall take all actions necessary to immediately after Closing, change its name used in the listings of companies at Tel Aviv Stock Exchange ("TASE") so that the term "Cvalim" does not appear in the name of Seller used in the listings of companies at TASE.

         9.4 At Closing, all of Seller's existing employees shall be made available by the Seller to the Purchaser on their existing terms and Purchaser shall continue to employ such employees subject to the same terms and conditions currently applicable thereto respecting all accrued rights of employees and the Collective Agreements applicable to Seller will apply to the Purchaser both towards the employees, and Worker Organizations.

         9.5 Seller is solely liable for all of the employment and all other benefits and payments of any kind (other than sick leave payments) due to all Seller's Employees for the period through the Closing under such Employees' terms and conditions of employment and retirement whether under any collective bargaining or personal agreements and arrangements or under any applicable laws, practices and procedures ("Applicable Law"), including, without limitation, recreation and holiday payments (including accrued but unused holiday and vacation leave), payments into Seller's severance payment fund, manager's insurance policies, payments towards Employees' unemployment, disability and health insurance, education fund and pensions or provident funds, payments toward national insurance, professional literature payments, any severance payments to which senior personnel are entitled, any taxes payable in respect of salaries and benefits paid/to be paid by Seller to the Employees (to the extent not withheld or transferred to the Tax Authorities) ("the Redundancy Payments"). Purchaser shall request that each key Employee that enters into an employment agreement with Purchaser prior to the date hereof include a provision in such employment agreement acknowledging the termination of Seller's obligation for the Redundancy Payments to such key Employees upon Closing, provided, that Purchaser shall not be obligated to negotiate or make any concessions to such Employee as an incentive for such Employee to include such an acknowledgment. On or prior to Closing Date, Seller agrees to procure the transfer to the Purchaser of the money equivalent to the Redundancy Payments. For the sake of clarity, it is hereby provided that Seller shall not be required to fund Redundancy Payments that are first imposed after the Closing and constitute a change in the Applicable Law existing before the Closing.

                  Seller shall transfer to Purchaser the Redundancy Payments set forth on SCHEDULE 9.5 hereto as adjusted for the Closing by the parties' CPAs using the same methodology used in preparation of Schedule 9.5 in accordance with Israeli GAAP. In the event the two accounting firms mentioned above cannot agree on the update of Schedule 9.5, two accounting firms shall be finally determined by the Independent Accountant referred to in Clause 4.5 regarding the settlement of the dispute shall apply, mutatis mutandis. It is hereby stated that, in addition to the transfer of Purchaser's name of the Mivtachim, Taoz, Tadiran, Simon and Visel, the Fenix Central funds and any other fund, the amount required to be funded under Schedule
                  9.5 shall in any event not fall below the total of the respective amount recorded in Seller's books in accordance with Israeli GAAP plus NIS3.6m. It is further agreed that notwithstanding anything to the contrary herein, with respect to those specific Redundancy payments listed in Schedule 9.5, Seller shall not have any further liability than as shall be specified in said schedule. For the avoidance of doubt Seller shall have no obligation with respect to "prior notice" or "adjustment grants" to managers. Purchaser shall apply in good faith any excess Redundancy Payments transferred pursuant to
                  Schedule 9.5 as credit for additional Redundancy Payments Seller may be obligated to pay Purchaser pursuant to this Agreement.

                  The attachment of Schedule 9.5 shall be deemed to be acknowledgment of Seller that the methodology applied in calculating the amounts included therein should be employed by Seller.

         9.6 Seller will use all best efforts to preserve the business organization of Seller intact, to keep available to Purchaser the present officers and Employees of Seller, and to preserve for Purchaser the good will of the suppliers, customers and others having business relations with Seller.

         9.7 Subject to the following, Seller undertakes that at the Closing the Warranties of Seller contained in this Agreement shall be true and correct as though such warranties were made on, as of, and with reference to the Closing, it being understood that Seller is entitled to update certain Schedules and Appendices pursuant only to Clause 9.15 below. Without derogating from the aforesaid, Seller will promptly notify Purchaser in writing of any event or fact which represents or is likely to cause breach of any of its warranties, covenants or agreements and shall promptly advise Purchaser in writing of the occurrence of any condition or development (exclusive of general economic factors affecting business in general) of a nature that is or may be material to the Cable Business or Assets of Seller.

         9.8 Seller shall maintain in full force and effect the Insurance Coverage, subject only to variations required by the ordinary operations of its business, or else will obtain, prior to the lapse of any such policy, substantially similar coverage with insurers of recognized standing. Seller shall promptly advise Purchaser in writing of any change of insurer or type of coverage in respect of its policies.

         9.9 It is understood and agreed that the transfer of rights or obligations in or to the contracts specified in SCHEDULE 9.9, may be subject to consents of third parties and to conditions which might be attached thereto. Purchaser and Seller (i) agree to cooperate and satisfy reasonable third party's requirements, in order to obtain any third party consent required to transfer and assign same to Purchaser, and Purchaser (ii) agrees to use its reasonable endeavors to provide the customers on SCHEDULE 9.9(ii) with comfort regarding its financial standing and continued commitment to the Cable Business after Closing, and (iii) agrees to provide the suppliers on SCHEDULE 9.9(iii) with a reasonable financial guarantee. Seller agrees not to disclose the terms of this Clause to the third parties mentioned in this section.

                  Notwithstanding the foregoing, Purchaser shall not be required to provide any Performance Guarantee for any contract for which Seller has received all of the benefits of such contract. Purchaser shall only be required to provide a pro rata portion of any Performance Guarantee required under any contract (each a "Partially Performed Contract") for which Seller has received a portion of the benefits of such contract. Seller agrees to maintain a pro rata portion of any existing performance guarantee required under any Partially Performed Contract until Seller's portion of such contract has been satisfied. Should the respective third party insist on having one Performance Guarantee, the aforesaid prorating shall be made as between Seller and Purchaser.

                  On or as soon as practicable after the Closing Date (not to exceed thirty (30) days), Purchaser shall replace any Performance Guarantee for any Assumed Contract for which Purchaser will receive all the benefits of such Assumed Contract after Closing.

         9.10 Seller shall not, and shall not authorize or permit any of its directors, officers, employees, agents or representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate or furnish or disclose information in furtherance of any inquiries or the making of any proposal with respect to the acquisition of all or a major part of the Assets or the Cable Business or all or substantially all of the capital stock of Cvalim or Dash in a single transaction or series of related transactions (each, an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning an Acquisition Proposal, (iii) agree to recommend any Acquisition Proposal or (iv) enter into any agreement or understanding regarding an Acquisition Proposal.

         9.11 Seller shall take all actions necessary to convene at least 10 days before Closing a meeting of the stockholders of Seller to consider and vote upon approval of this Agreement and the transactions contemplated hereby.

         9.12 Seller attaches hereto as SCHEDULE 9.12 the written undertaking of Barak Cables Holding Ltd, being the beneficial owner of the majority of the issued and outstanding voting capital stock of the Seller, to exercise the voting rights attached to its shares in the Seller and to instruct its duly appointed attorneys-in-fact to exercise the voting rights attached to its shares of the Seller, at any meeting of the shareholders of the Seller and any postponement thereto at which the matters coming before such meeting to vote (i) in favor of this Agreement and the transactions contemplated hereby, (ii) against any action or agreement the purpose or effect of which would be to impede, interfere or discourage Closing, and (iii) against any action the taking of which would constitute a breach by Seller of any of its representations, warranties, covenants or agreements contained in this Agreement.

         9.13     - deleted.

         9.14 Seller will provide Purchaser on a current basis and at least two weeks prior to Closing a written description of any items that Seller wishes to add to the following Schedules and Appendices as an update for the Closing:

                  9.14.1 Schedule 1.1.32 indicating any additional Performance Guarantees entered into by Seller after the date hereof;

                  9.14.2     Schedules 1.1.1.1, 1.1.1.2, 3.4.3, 10.1.3 and
                             Appendices 6.1, 8.1, 8.2, l2.1, 12.2, 12.3, 12.5,
                             12.6, 17, 18.1 indicating changes in the subject matter thereof.

                             If the aforesaid updates reflect changes in the ordinary course of business which are consistent with past practice and may not individually or in the aggregate have a material adverse effect on the Cable Business, they shall be deemed incorporated in the respective Schedules and Appendices.

                  9.14.3 Seller will use its best efforts to provide Purchaser with a list of its Customers' and Suppliers' Backlog updated, to the best of its knowledge, for the Closing which shall be attached hereto as Schedule 1.1.12, it being understood that such schedule is provided for information and does not constitute a Warranty.

                             Seller shall advise Purchaser promptly after it enters into any option, future or hedging arrangement as of execution hereof and until the Closing and at least on a biweekly basis and, at Purchaser's written request, Schedule 1.1.5 (list of Assumed Transferred Hedging Transactions) shall be updated to include any such transaction.

         9.15 Within 6 Business Days following the Closing the parties shall attach hereto all Schedules and Appendices which were not attached upon execution hereof.

10.      CONDITIONS PRECEDENT TO CLOSING

         10.1 Closing of the transaction contemplated by this Agreement shall not take place unless and until each of the following has occurred or been waived by Purchaser at its sole discretion:

                  10.1.1 an unconditional approval or an approval with conditions satisfactory to Purchaser given by the Controller pursuant to the Restrictive Business Practice Law - 1988, and that approval is in full force and effect;

                  10.1.2 an approval with conditions expressly set forth in SCHEDULE 10.1.2 and reasonably satisfactory to Purchaser, of the transfer to Purchaser of Approved Enterprise status from the Investment Center and referred to in the investment programs with the dates and reference numbers as set forth on
                             Schedule 10.1.2 and approval of any relevant person to allow a first charge on the Assets in favor of the lenders of Purchaser;

                  10.1.3 except for a charge registered in favor of the Investment Center pursuant to Clause
                             10.1.2 above, all Encumbrances over the
                             Assets shall have been discharged and Seller has provided Purchaser with evidence of such discharge or Seller has provided Purchaser with a letter from the beneficiaries of such Encumbrances agreeing that the Encumbrances will be released effective upon Closing, all reasonably satisfactory to Purchaser.

                  10.1.4 the making available to Purchaser of the Employees and that a sufficient number of them will have become employees of the Purchaser at Closing as contemplated under Clause 9.4 above so as to enable Purchaser to continue to operate the Cable Business in the ordinary course.

                  10.1.5 the transfer to Purchaser of Redundancy Payments pursuant to Clause 9.5 above.

                  10.1.6     the consent of the Israel Lands
                             Administration to all of the leases of the Properties at Haifa, Maalot and Nazareth, the details of which are set out in Schedule
                             1.1.1.3 and the sub-lease or assignment of the leases of the other Properties utilized in the Cable Business at Bet-Shean, Haifa, Tel Aviv, Kiryat Bialik, Carmiel and Nazareth, the details of which are set out in [paragraph A, points 1-5] of Schedule 1.1.1.3, shall be obtained to Purchaser's reasonable satisfaction.

                  10.1.7 Seller shall have complied with its covenants, obligations and agreements set forth herein that are required to be complied with prior to Closing.

                  10.1.8 Seller, Purchaser and Escrow Agent shall have entered into a mutually satisfactory Escrow Agreement regarding the Escrow Account and the Second Escrow Account;

                  10.1.9 Seller and Purchaser shall have entered into the leases or sub-leases required by Clause 12 hereof;

                  10.1.10 Seller shall have valid Permits and Purchaser shall be in a position for the Permits to be reissued in the name of the Purchaser upon Closing or immediately thereafter.

                  10.1.11 The other parties to the Contracts specified in Appendix 8.1 shall have agreed in writing to their assignment to Purchaser where such agreement is required thereunder and subject to Section 9.9 above, the terms of same Contracts shall not be adversely affected by the transactions contemplated herein.

                  10.1.12 The Board of Directors of both parties and the General Meeting of the Shareholders of Seller shall have adopted a resolution authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated herein.

         10.2 The obligation of the Purchaser to close the acquisition of the Assets shall be subject to the additional condition, which is agreed to be material, that, each of Seller's Warranties shall be true and correct as at the Closing Date with the same force and effect as if made on the Closing Date in accordance with Clause 9.7 above.

                  The obligation of the Purchaser to close the acquisition of the Assets pursuant to this Agreement shall not be terminated or postponed due to any strike, lock out, work-slowdown, labor dispute or any other adverse action taken by the Employees, whether collectively or individually, through workers committees, labor unions or otherwise as a result of this Agreement or negotiations that had taken place prior thereto.

         10.3 Any of the above conditions may be waived by the Purchaser at its discretion expressly in writing but such waiver shall not be deemed a waiver of any rights or remedies that the Purchaser may have against Seller by reason of any breach of Clause 8.1 above.

11.      POST-CLOSING OBLIGATIONS

         11.1 Nothing in this Agreement shall be construed as an attempt to assign any contract, agreement, permit, franchise, or claim included in the Assets which is by its terms or by law nonassignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by the Seller would as a matter of law, pass to the Purchaser as an incident of the assignment provided for by this Agreement. In the event that a third party refuses to consent to an assignment or a novation of a contract, arrangement or license, (a) the Purchaser shall be entitled, insofar as this is not considered to be breach by the relevant third party or by the Seller, to continue the contract, arrangement or license on behalf of and in the name of Seller in fact on the Purchaser's own account; PROVIDED, Purchaser shall indemnify and hold harmless Seller for damages to Seller associated with maintaining and performing any such contract, arrangement or license and/or (b) Seller should use and continue to use its best endeavors to transfer to the Purchaser all rights in and to the contracts, arrangements, agreements, leases, licenses, purchase orders for the sale or purchase of goods or services with suppliers and customers, as the Purchaser shall determine in its sole discretion, prior to Closing, that it seeks to be a party to.

         11.2 In addition to Seller's other obligations under this Agreement, Seller shall fully cooperate in regard to making applications and/or declarations for any outstanding certificates, permits and licenses required for the continued operation of the Cable Business of the Seller under the ownership of the Purchaser.

         11.3 In the event that Seller does not settle any Retained Liability when due, and such omission may adversely affect the continuing Cable Business of the Purchaser and the related goodwill and/or customer/supplier relations ("Adverse Effect") and Seller does not make the necessary arrangements with such creditor(s) to prevent the Adverse Effect, in Purchaser's reasonable discretion, the Purchaser shall be entitled to settle such outstanding liability upon giving Seller 30 Business Days notice of its intention to do so and Seller shall forthwith reimburse the Purchaser for its costs in connection therewith.

         11.4 For a period of seven (7) years after Closing, Seller shall maintain all existing liability insurance policies for past and existing directors and officers of the Seller relating to acts or omissions by such directors and officers prior to Closing, and Seller agrees to pay on behalf of such directors and officers any deductible payable under such insurance policies. The cost of such insurance shall not be subject to Clause 6 hereof.

         11.5     After the transfer of the Redundancy Payments pursuant to
                  Section 9.5, Purchaser shall take any reasonable and customary actions required to ensure that the Redundancy Payments will be available for payment to the employees of Purchaser when due. To the extent Redundancy Payments are transferred to Purchaser pursuant to Section 9.5 (such Redundancy Payments so transferred being the "Assumed Redundancy Payments"), Purchaser agrees and undertakes to pay and discharge such Assumed Redundancy Payments, when due, to the employees of Purchaser entitled to receive such Assumed Redundancy Payments. Redundancy Payments which are not transferred to Purchaser pursuant to Clause 9.5 shall be deemed Retained Liabilities.

                  If agreed to by Purchaser expressly in writing and in advance, any additional payment to Employees which results from the implementation of this Agreement, shall be the responsibility of Purchaser.

         11.6 Purchaser undertakes to pay the Employees, within 20 Business Days as of the Closing Date, the amounts of the special transfer bonus deposited by the Seller with Purchaser pursuant to Clause 3.4.3 above. Purchaser further undertakes to provide Seller with a CPA certificate confirming such payment.
                                       27

         11.7 Purchaser hereby grants (i) Shanghai Cvalim Telecommunication Optical Fiber Cable Ltd. a non-exclusive, perpetual, royalty free license to use the name "Cvalim" in its name in China and
                  (ii) Eldor -- Trade and Marketing Company of Cable and Electronic Equipment Ltd. a non-exclusive, perpetual, royalty free license to use the name "Cvalim" in its name in Israel, provided said companies shall not present themselves as associated in any way with the Cable Business to be transferred hereunder.

         11.8 For the periods set forth below, and in so far as relating to the Cable Business, Purchaser will provide the following services to Seller free of charge:

                  11.8.1 During the twelve month period after the Closing Date, Purchaser shall: (i) perform the administrative functions concerned with collection of trade accounts receivable owing from third parties to Seller after the Closing Date (such administrative functions will be substantially the same as the those performed by Purchaser for its own account); (ii) perform the administrative functions associated with pursuing any insurance or other claims relating to the Cable Business and
                             (iii) perform the administrative functions associated with collecting loans extended by Seller to Employees and down payments made by Seller to Employees on account of salary payable immediately after Closing. Purchaser undertakes to deduct said loans and down payments from the Employees' emoluments, subject to any applicable laws and agreements. If a dispute with Seller's debtor arises the parties shall collaborate and use their efforts to resolve the dispute with the minimal possible interference with the relations Purchaser has with same party. Failing that within 21 days, Seller may take legal action to recover the debt in question. For purposes of clarification it is hereby stated that administrative functions include correspondence, telephone communication and follow up.

                  11.8.2 For the period beginning on the Closing Date and ending on June 30, 1999, Purchaser shall (i) perform the administrative functions associated with paying bills and expenses of Seller to third persons and, subject to Purchaser continuing to use the software currently used by Seller for producing financial records (ii) assist with the transfer of electronic financial records to Seller's new computer system and (iii) provide duplicate electronic financial records of Seller for the years ending December 31, 1998 and for the period ending [June 30, 1999]. If a dispute with a third party arises concerning bills and expenses of Seller, the parties shall act in accordance with Clause 11.3 above.

                  11.8.3 For the period beginning after the Closing Date and ending on the date of publication of Seller's financial statements for the period ended [June 30,

                             1999], Purchaser shall provide bookkeeping services for maintaining the books and records of Seller and the operations of Seller.

                  11.8.4 For the period beginning after the Closing Date and ending seven years after the Closing Date, Purchaser shall provide Seller with reasonable access to any documents that Seller reasonably requires for pursuing any insurance or other claims relating to the Cable Business.

                             Purchaser shall provide the aforesaid services in good faith and shall not be liable for any damages or any loss to Seller associated therewith except in case of willful misconduct. Seller shall indemnify Purchaser and hold it harmless against any claim or other legal proceedings and any out of pocket cost concerned with same services.

         11.9     Deleted

         11.10 The Parties agree to cooperate in applying to the Investment Center to amend the approved Investment Center plans (the "Approved Plans") granted in respect of the plants at Carmiel & Maalot, as follows:

                  11.10.1    Carmiel

                             The Parties will jointly endeavor to amend
                             Approved Plan in respect of the Carmiel plant, within twelve (12) months from the Closing Date in order to obtain; (i) an extension of two (2) years for the commencement of the export obligation included in the said Approved Plan, (ii) if so desired by Purchaser, a reduction of the investment commitment in the said Approved Plan to the amounts invested by Seller prior to the Closing Date or such higher amount the Purchaser shall wish, (iii) the transfer of the said Approved Plan, as amended under (i) and (ii) above to the "Shaar Hanegev" plant of Purchaser; and (iv) reduction of the level of the export obligation included in the said Approved Plan.

                             If the amendments stipulated in subsections (i) through (iii) above, are not cumulatively agreed to by the Investment Center within twelve (12) months from the Closing Date, Seller shall satisfy any liability or obligation imposed by the Investment Center with respect to the said Approved Plan notwithstanding anything to the contrary in this Agreement.

                  11.10.2 If the conditions stipulated in Section 11.10.1 (i) through (iii) above are consented to by the Investment Center within twelve (12) months from the Closing Date, Seller shall be relieved of any liability or obligation with respect to the said Approved Plans, notwithstanding anything to the contrary in this Agreement.

                  11.10.3    Ma'a lot

                             11.10.3.1 The Parties will jointly endeavor to amend Approved Plan in respect of the Maalot Plant, within twelve (12) months from the Closing Date in order to obtain
                                        (i) an extension of one (1) year for
                                        completion of the performance of the
                                        said Approved Plan, and (ii) a reduction of the investment commitment in the said Approved Plan.

                                        If the above two amendments are not
                                        cumulatively agreed to by the Investment
                                        Center within twelve (12) months from
                                        the Closing Date, Seller shall satisfy
                                        any liability or obligation imposed by
                                        the Investment Center with respect to
                                        the said Approved Plan in connection
                                        with the subject matter of any of said
                                        amendments notwithstanding anything to
                                        the contrary in this Agreement.

                             11.10.3.2  If the two (2) amendments stipulated in
                                        Section 11.10.3.1 above are consented to by the Investment Center within twelve
                                        (12) months from the Closing Date,
                                        Seller shall be relieved of any
                                        liability or obligation with respect to
                                        the said Approved Plan, notwithstanding
                                        anything to the contrary in this
                                        Agreement.

                  11.10.4 In performing their undertakings as set out in this Section hereinabove, the parties shall provide the Investment Center promptly with all documents, data and other materials requested thereby for the purposes of processing, evaluating and approving the applications to amend the Approved Plans as stated in this Section hereinabove.

         11.11 Without derogating from any provision of Clause 11.10 above, it is clarified that Seller shall not be liable for any liability towards the Investment Center arising as a result of Purchaser's closing factories or transferring facilities to other locations.
12.      LEASE

         On the Closing Date, Seller agrees to enter into a mutually satisfactory lease or sub-lease substantially on the terms attached hereto as SCHEDULE 1.1.1.3 for all of the Properties. [Seller/Purchaser agrees to pay all transfer or consent fees, including fees payable to the Israel Lands Authority, necessary to lease the Properties or sub-lease the real property utilized in the Cable Business to Purchaser -- pending check].

13.      RESTRICTION ON SELLER

         13.1 Seller hereby covenants with the Purchaser that neither Seller nor any of its associated companies (other than the NMAC) will, whether on its own account or in conjunction with or on behalf of or through any other person or entity, carry on or be engaged in a Competitive Activity for a period of 7 years.

         13.2 Seller hereby covenants with the Purchaser that from the date hereof until the third anniversary of the Closing Date, Seller shall not directly or indirectly, solicit for employment any senior manager, general manager, sales or technical employee of Seller who is or was recently engaged in the conduct of the Cable Business or any employee transferred to Purchaser performing any of the foregoing functions; PROVIDED, HOWEVER, that general solicitations of employment published in journal, newspaper or other publication of general circulation and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this Clause.

         13.3 Seller acknowledges that given the nature of Seller's business the covenants contained in this Clause contain reasonable limitations as to time, geographical area and scope of activity to be restrained, and do not impose a greater restraint than is necessary to protect and preserve for the benefit of Purchaser the goodwill of the Cable Business and to protect the legitimate business interests of Purchaser. If, however, this Clause is determined by any court of competent jurisdiction to be unenforceable by reason of its extending for too long a period of time or over too large a geographic area or by reason of its being too extensive in any other respect or for any other reason it will be interpreted to extend only over the longest period of time for which it may be enforceable and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other aspects as to which it may be enforceable, all as determined by such court and in such action.

         13.4 From and after the Closing, Seller shall keep confidential and not disclose to any other person or use for its own benefit or the benefit of any other person (i) any information in its possession or control regarding the Cable Business and the Assets and (ii) any information of or concerning this Agreement or the transactions contemplated hereby. The obligation of Seller under this Clause shall not apply to information which: (i) is or becomes generally available to the public without breach of the commitment provided for in this Clause; or (ii) is required to be disclosed by law, order or regulation of a court or tribunal or governmental authority; PROVIDED, HOWEVER, that, in such case, Seller shall notify the Purchaser as early as reasonably practicable prior to disclosure to allow the Purchaser to take appropriate measures to preserve the confidentiality of such information.

14.      OPTION TO ACQUIRE SELLER'S INTEREST IN NMAC

         14.1 Purchaser shall have the right and option during a period of 12 months from the Closing Date to acquire all of Seller's interest in any of the NMAC, PROVIDED, that such option shall be subject to (i) any right of first refusal existing on the date hereof and disclosed to Purchaser on SCHEDULE 14.1 hereto, (ii) any existing right of first refusal transferred to a transferee of such NMAC interest pursuant to Schedule
                  14.1 or (iii) any right of first refusal hereafter granted to bona fide new investor (i.e., an investor after the date hereof) in such NMAC that is not on terms any more favorable to such new investor than any existing right of first refusal.

         14.2 The purchase price for Seller's interest in any of such company will be an amount equal to the amount Seller paid to acquire such interest plus an amount reflecting the adjustments for the changes in the general purchasing power of the New Israeli Shekel as measured by the Israeli price index plus interest (compounded annually at a rate equal to six percent (6%)) for the period after Seller acquired such interest until the date Purchaser acquires such interest.

         14.3 Notwithstanding the above the purchase price for Seller's interest in HT Cable Ltd. shall be an amount equal to the amount of capital loans from Seller to HT Cable Ltd. plus any interest accrued thereon pursuant to their terms [plus an amount reflecting the adjustments for changes in the general purchasing power of the New Israeli Shekel plus interest (compounded annually at a rate equal to 6%) for the period beginning from the date or dates Seller made the capital loans until the date Purchaser acquires Seller's interest in HT Cable Ltd.

         14.4 Purchaser's right to purchase such interest shall be exercised by providing Seller with a written notice setting forth the time and location of the closing for the purchase of such interest. At such closing Seller shall deliver duly executed instruments of transfer and any other documents necessary to transfer the interest to Purchaser free from Encumbrances and Purchaser shall pay the purchase price to Seller.

         14.5 Seller shall give Purchaser prompt written notice whenever it is offered to purchase any NMAC interest so that Purchaser shall be able to timely exercise its option hereunder and accept such offer.

         14.6 At Purchaser's request, Seller shall forthwith forward for Purchaser's review any information available to Seller concerning the NMAC during the option period mentioned in Clause 14.1 above.

15.      LIQUIDATION OF DASH

         Purchaser hereby agrees that after the execution of this Agreement; (i) Dash shall sell and transfer to Seller the real property owned thereby in Nazareth as detailed in SCHEDULE 15 and

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         (ii) Dash shall adopt a resolution for its voluntary liquidation, without creditors. Seller is and shall remain directly liable and responsible for all obligations and liabilities of Dash arising under this Agreement.

         For the sake of clarity, nothing stated above shall in way prejudice or derogate from the rights of the Purchaser pursuant to this Agreement.

16.      ANNOUNCEMENTS

         The parties hereto shall consult together as to the terms, time and manner of any announcement to employees, customers, supplier or to the press or otherwise of this Agreement, the completion of the acquisition hereby agreed or of any supplemental or related transaction - prior to Closing. No such announcement shall be made prior to Closing except in agreed terms save (in the absence of agreement) for any statement or disclosure which may be required by law or called for by or conforming with the requirements of the Tel Aviv or New York Stock Exchange or other regulatory body, and any such statement or disclosure shall be no more extensive than is necessary to meet the minimum requirements upon the party making such statement or disclosure. The obligation of the parties under this Clause shall not apply to announcements required to be made by law, order or regulation of a court or tribunal or governmental authority; PROVIDED, HOWEVER, that, in any such case the announcing party shall notify the other party's early as reasonably practicable prior to such announcement to permit the other party to take appropriate measures regarding such announcement.

17.      ENTIRE AGREEMENT

         This Agreement constitutes the entire agreement between the parties pertaining to the subject hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether oral or written, of the parties in connection with the subject matter hereof except as specifically set forth herein.

18.      AMENDMENT

         No amendment, supplement or modification of this Agreement shall be binding unless executed in writing by all the parties to this Agreement.

19.      ASSIGNMENT

         This Agreement shall bind and inure to the benefit of the successors of the parties but shall not be assignable without the prior written consent of all the other parties.

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20.      WAIVER

         No waiver by any party of any default in the strict and literal performance or compliance with any provision, condition or requirement in this Agreement shall be deemed to be a waiver of strict and literal performance or compliance with any other provision, condition or requirement in this Agreement nor to be a waiver of or in any manner release any party from strict compliance with any provision, condition or requirement in the future nor shall delay or omission of any party to exercise any right under this Agreement in any manner impair the exercise of any such right accruing to it thereafter.

21.      SEVERABILITY

         If any provision or identifiable part of the Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, then such invalidity or unenforceability shall not affect the remaining provisions or identifiable parts of the Agreement.

         If any provision of this Agreement should be or become invalid or cease to be binding in whole or in part, the parties shall negotiate in good faith in order to replace such provision by a new provision approaching as closely as possible the commercial intent of the replaced provision.

22.      COSTS AND EXPENSES

         Each party shall bear the costs and expenses incurred by it in connection with the preparation, negotiation and execution of this Agreement and consummation of the transaction contained herein.

         If a stamp duty is required to be paid, the cost of such stamp duty will be borne equally by the parties hereto.

23.      GOVERNING LAW AND JURISDICTION

         This Agreement is governed by and shall be construed in accordance with the laws of the State of Israel and subject to Clause 23 below, the competent courts in Tel-Aviv (the "Court") shall have exclusive jurisdiction over any dispute relating to the subject matter of this Agreement.

24.      ARBITRATION

         24.1 Notwithstanding anything contained in this Agreement to the contrary, this Clause 24 shall survive termination or Closing of this Agreement.

         24.2 The parties shall endeavor in good faith to resolve amicably any dispute relating to the subject matter of this Agreement. In the event that any such dispute is not amicably


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                  resolved, it shall be resolved by binding arbitration before a single arbitrator (who is a former Supreme Court Justice), if the parties are able to agree on the selection of such arbitrator, or, if the parties are unable to agree, a panel of three arbitrators. The arbitration shall be conducted pursuant the to rules of the [Israeli Institute of Commercial Arbitration] (the "Institute") in Tel-Aviv, Israel. If arbitration is before a panel of three arbitrators, one arbitrator shall be selected by the Seller, one arbitrator shall be selected by the Purchaser and the third arbitrator shall be selected by the two arbitrators from a panel provided by the Institute. In any event, the arbitrator or arbitrators, as the case may be, shall be bound by substantive applicable law and shall state in writing the reasons for his or their award/decision. In connection with any arbitration hereunder, the attorneys (or attorneys in any law firms with which those attorney's are associated) who have represented the negotiation and/or drafting of this Agreement:

                  24.2.1     shall be precluded from serving as an
                             arbitrator; and

                  24.2.2     shall not be precluded from:

                             24.2.2.1   submitting expert or other testimony; or

                             24.2.2.2 representing any of those same parties in the arbitration or any related proceedings.

         24.3 Any arbitration hereunder shall be conducted in English, and the arbitrator shall sit in Tel-Aviv, Israel unless otherwise agreed by the parties. Nothing in the preceding sentence shall preclude the taking of evidence in a place other than Tel Aviv, Israel (or such other place as is agreed) if the arbitrator deems that appropriate.

         24.4 In the event that any party to this Agreement is not a formal participant in an arbitration proceeding hereunder, such party shall cooperate with any reasonable request, from the arbitration panel or from any participant in such arbitration proceeding, for the producing of evidence. The arbitration panel will be entitled to request the submission of expert testimony.

         24.5 Nothing in the Clause 24 shall preclude any party from making an appropriate application to the Court for injunctive or other equitable relief ancillary to the arbitration proceeding.

         24.6 Unless the participants in an arbitration proceeding hereunder and the party producing evidence otherwise agree in writing, the arbitration panel and the participants in an arbitration proceeding hereunder shall take all reasonable steps to ensure the confidentiality of all evidence produced in connection with any such arbitration proceeding. As used in this clause, "evidence" includes document and

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

                  testimony (whether written or oral), and "producing evidence" included giving, providing or otherwise furnishing evidence.

         24.7 The arbitrator(s) shall award the recovery of all costs and fees (including reasonable attorney's fees, administrative fees and arbitration fees) to the prevailing party or if the arbitrator(s) determines that there is no clear prevailing party as the arbitrator(s) shall deem just and equitable.

25.      NOTICES

         25.1 Unless expressly stated otherwise, any demand, consent, notice or other communication authorized or required to be made under this Agreement shall be in writing and shall be given or made by facsimile, registered mail (registered airmail if international post) or personal delivery addressed to the respective parties as follows (or to such changed address as to which they may give notice):

                             To Purchaser:



                             Copy to:


                             To Seller:

                             Cvalim - The Electric Wire and Cable Company of Israel Ltd.
                             (or the new name thereof)
                             C/O Ofer Brothers
                             6 Ramat Yam St.
                             Herzelia Pituach  46851
                             Attention:  Yuli Ofer
                                         Ofer Rafiah
                             Fax: (09)-9540893

                             Copy to:  Zvi Ephrat
                                       6 Ramat Yam St.
                                       Herzelia Pituach
                                       Fax: 09-9589596

         25.2 A notice given by registered mail (registered airmail if international post) shall be deemed delivered of the 7th Business Day following the date it is posted. Personal delivery shall be deemed to be given and received on the date of delivery to the address of the addressee provided that if such a day is not a Business Day, then the notice shall be deemed to have been given and received on the next following

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

                  Business Day. A notice given by facsimile shall be deemed given and received on the date of transmission to the fax number of the recipient provided the recipient expressly confirms in writing receipt thereof.


      /S/                                        /S/
    --------------------------------           ---------------------------------
         Seller                                        Purchaser

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